

October 11, 2013

Via E-mail
Dale Francescon
Chairman of the Board of Directors and Co-Chief Executive Officer
Century Communities, Inc.
8390 East Crescent Parkway, Suite 650
Greenwood Village, CO 80111

   Re: Century Communities, Inc.
     Draft Registration Statement on Form S-1
     Submitted September 16, 2013
     CIK No. 0001576940

Dear Mr. Francescon:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We will process this draft registration statement and any amendment without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment in which it is included. Note that the price range's effect on disclosure throughout the registration statement may cause us to raise issues on areas upon which we have not commented previously.

2. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information. If you intend to rely on Rule 430A of Regulation C under the Securities Act, please note that Rule 430A does not allow for the omission before effectiveness of amounts that may be computed based on the maximum number of shares offered and the midpoint of the offering price range or the number of

shares to be offered on the cover page. Also, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other information except information that you may exclude in reliance upon Rule 430A.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   We note that you intend to file by amendment certain exhibits, including organizational documents, consents, and the legal opinion. We may have comments on the opinion and other exhibits after they are filed. Please allow sufficient time for staff review of these materials before requesting acceleration of effectiveness of the registration statement.

5.   Prior to the effectiveness of the registration statement, please arrange for a representative of FINRA to call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

6.   Please provide us copies of any artwork or other graphics that you intend to use as soon as possible for our review and comment.

7.   To the extent required, please provide updated financial statements and related disclosures.

8.   Please be advised that we may have additional comments when items that are currently blank are completed.

Calculation of Registration Fee table

9.   Refer to footnote (2) to the table. Please confirm, and to the extent necessary revise your disclosure to indicate, that the reference to the shares of common stock offered by the selling stockholders refers to the shares of common stock offered by the selling stockholders under both prospectuses.

Statement Regarding Market Data, page ii

10.   Please provide us with the supplemental support for each of the statistical claims included in your filing. For example, please provide to us a copy of the report by John Burns Real Estate Consulting, LLC. To expedite our review, please use highlighting or some other means to show clearly those portions of the materials which support the various claims, and provide us with a numbered key which shows where support for each claim may be found in the marked supplemental materials. In addition, please tell us what consideration you have given to filing JBREC's market study as an exhibit to the registration statement. In this regard, please refer to Rule 408(a) of Regulation C.

11.   We note your disclosure that the forecasts prepared by JBREC were based on data "sources [which] generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information is not guaranteed," and that you have "not independently verified the data obtained from these sources . . . ." We also note your disclosure that you "cannot assure [investors] of the accuracy or completeness of the data." Please note that you are responsible for the entire content of the registration statement. Since you may not directly or indirectly disclaim responsibility for information that you have chosen to include in the registration statement, please revise your disclosure as appropriate.

12.   We note that throughout the prospectus you refer to data derived from various indexes such as CoreLogic Case-Shiller Index, Burns Affordability Index™ or Housing Cycle Risk Index™. Please briefly explain here your industry's reliability on the use of these indexes, whether they represent data developed by government agencies or other third parties, how the data is compiled and the frequency of updates. Supplementally, please tell us whether this information represents publicly available information which was not commissioned by you for use in the registration statement.

Prospectus Summary

13.   The information contained in pages one through 10 of the summary is substantially identical of the information contained in pages 91 through 99 of the Business section. Please strive for a balanced summary presentation that avoids the use of repetitious disclosure. The summary should provide a brief, non-generic discussion of the most material aspects of your company and your offering.   Please reduce the disclosure in the Prospectus Summary section by carefully considering and identifying those aspects of the offering that are most significant and highlight them in plain, clear language. You may wish to include an appropriate cross reference to the Business section where this detailed information appears. Please refer to Item 503 of Regulation S-K and SEC Release No. 33-7497 (October 1, 1998).

14.   We note your reference to your "homebuilding peers" on page 4. Please revise to briefly identify whom you consider your homebuilding peers in the United States.

Denver, Colorado, page 3

15.   Please revise your disclosure to provide the basis for your statement that "the metro is expected to recover all jobs lost in the recession during 2013."

Competitive Strengths, page 3

Attractive Land Positions in Core Markets, page 4

16.   Briefly explain the meaning of "in-fill" locations.

Disciplined Investment Approach, page 5

17.   We note that here, as well as on page 93, you refer to your strategy of investing in down markets "with appropriate downside protection . . . ." Where appropriate, please expand your disclosure to explain what a downside protection is.

Risk Factors, page 16

As a result of Dale Francescon's and Robert Francescon's relationship with our company, conflict of interest may arise with respect to any transactions involving or with Dale Francescon, Robert Francescon, or their affiliates, page 32

18.   Please expand your disclosure to elaborate on the types of conflicts of interest which may arise given Messrs. Dale and Robert Francescon's roles as executive officers and significant equity owners, and on the actual risks you may face because of such conflicts of interest.

We may face substantial damages or be enjoyed from pursuing important activities . . ., page 38

19.   We note your cross-reference to the "Legal Proceedings" discussion at the end of your disclosure. Since on page 104 you state that any liabilities associated with outstanding legal proceedings are not expected to have a material adverse impact on your results of operations, financial position or cash flows, either revise the risk factor to remove the cross-reference or consider deleting this risk factor since the matters addressed do not appear to represent risks currently material to your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

General

20.   Given the significance of related party transactions during the periods presented, please revise MD&A to address the following:

- The business purpose for the related party transactions;
- The identity of the related parties with whom the transactions occurred;
- How transaction prices were determined between you and the related party;
- To the extent that transactions were evaluated for fairness, a description of how the evaluation was made; and
- Any ongoing contractual or other commitments as a result of these transactions or any anticipated future transactions.

21.   We note increases in the average sales price of homes delivered during each period presented, including a significant increase in the average sales price of homes in backlog as of the most recent balance sheet date. To the extent you are focusing on new or different segments of the homebuilding market, please revise MD&A to address this strategy and disclose and discuss any potential risks and uncertainties associated with such a strategy.

22.   We note your disclosures related to significant pending acquisitions. Please provide us additional information regarding each pending acquisition including your determination as to whether they are asset acquisitions or acquisitions of a business.

Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012

Net New Home Orders and Backlog, pages 53 and 56

23.   Please revise your table to include the number of cancelations for each period presented. Additionally, please revise your narrative to clarify, if true, that net new home orders are "net" of cancellations. This comment also applies to your disclosures for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

24.   Please further expand your disclosure to discuss the reasons for the decrease in absorption rates and the increase in cancellation rates.

Homebuilding Gross Margin, pages 54 and 57

25.   In your narratives on homebuilding gross margin, for both the interim and full year comparisons, you disclose that the increase in margins was primarily due to an increase in sales prices, partially, offset by increasing construction cost. In light also of your "Utility and resource shortages or rate fluctuations could have an adverse effect on our operations" risk factor on page 23, please expand your narratives in both sections to more fully discuss the reason(s) for increased construction costs between comparative periods, including identifying the significant components of your construction costs and quantifying the percentage of such components to cost of sales.

Other Income (Expense), pages 56 and 58

26.   Please expand your narratives to quantify and discuss gross interest and interest
        capitalized for each period presented. This comment also applies to your disclosures for
        the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Non-Controlling Interest, page 56

27.   Please more fully describe the facts and circumstances regarding the redemption of the
        non-controlling interests.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Selling, General and Administrative Expenses, page 58

28.   Please clarify why the increase in the number of homes delivered in 2012 resulted in an
        increase in advertising and marketing expense during the year ended December 31, 2012.

Liquidity and Capital Resources, page 59

General

29.   For material debt covenants, please disclose actual and required ratios as of each
        reporting date.

May 2013 Private Offering and Private Placement, page 60

30.   Please expand your narrative to discuss how you used or intend to use the proceeds you
        received from the private placement offering.

Contractual Obligations Table, page 62

31.   Please include estimated interest payments in the table and provide a footnote that
        explains how they were determined. Also, please provide a note to the table that
        discloses potential cash obligations under all land option agreements for each period in
        the table.

Significant Accounting Policies, page 63

32.   Please provide a narrative of each policy you identify as a critical accounting policy. We
        remind you that your critical accounting policies should supplement, not duplicate, the
        description of your accounting policies disclosed in the notes to your financial
        statements. Your critical accounting policies should disclose and discuss accounting
        estimates and assumptions where the nature of the estimates and assumptions could be

material to your financial statements due to the level of subjectivity and judgment necessary to account for uncertain matters, and due to the susceptibility of such matters to change. Refer to Section 501.14 of the SEC Codification of Financial Reporting Policies.

33.   Please expand your critical accounting policy for valuation and impairment testing of inventories, including disclosing the number of communities tested for impairment during each period presented compared to the total number of communities that existed during each period presented. For any communities where you determined that undiscounted cash flows were not substantially in excess of carrying values and to the extent that potential future impairments, individually or in the aggregate, could materially impact operating results and/or total equity, please disclose the following under critical accounting policies and/or in the notes to your financial statements:

- The carrying values of the assets tested;

- The percentages by which undiscounted cash flows exceed carrying values;

- A description of the key assumptions that drive estimated undiscounted cash flows;

- A discussion of the uncertainties associated with the key assumptions. For example, to the extent you include assumptions in your undiscounted cash flow model that materially deviate from your historical results, please include a discussion of those assumptions; and

- A discussion of any potential events and/or circumstances that could have a negative impact on estimated fair values.

To the extent that the undiscounted cash flows for communities you tested substantially exceeded their carrying values, please disclose that fact. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

34.   Please disclose a critical accounting policy with respect to your stock-based compensation, including your valuation methodology and related assumptions used in determining fair value.

Market Opportunity, page 68

35.   Many of the tables beginning on page 69 in the "Market Opportunity" section are not legible, and as a result, we cannot evaluate the information contained in these tables Please revise your registration statement accordingly. We may have comments following the review of the information contained in the tables.

Our Business, page 91

General

36.   To the extent that your business is conducted through various subsidiaries, please consider including a corporate chart outlining the company's current structure.

37.   Refer to your "Raw materials and building supply shortages . . ." risk factor on page 25.
        If material to an understanding of your business, please include appropriate disclosure
        related to the sources and availability of the raw materials used in your business.

Our Company, page 91

38.   Please qualify your disclosure at the end of the second paragraph by identifying the top
        100 companies as public, private or both. If this statistic includes private homebuilders,
        please identify the source you used to derive their revenue information.

Description of Owned and Controlled Communities, page 98

39.   With a view towards disclosure, please explain the difference between owned and
        controlled lots, as well as the significance of having contracts outstanding on
        communities that you control.

Land Acquisition and Development Process, page 100

40.   Please enhance your disclosure here to provide examples of "other flexible land
        acquisition arrangements" which you refer to at the end of the first paragraph of "Acquire
        Land Opportunistically . . ." disclosure on page six. In addition, please include here a
        discussion about the material terms of the secured acquisition and development loans and
        construction loans you touch upon on page 60 of your disclosure.

Management, page 105

Biographical Information, page 105

41.   We note your general discussion on page 108 under the heading "Board of Directors"
        regarding the collective experience, qualifications, attributes and skills of the members of
        your board as a whole. With respect to your directors, briefly discuss the specific
        experience, qualifications, attributes or skills that led to the conclusion that each person
        should serve as a director, in light of your business and structure. Please refer to Item
        401(e)(1) of Regulation S-K for guidance.

Executive and Director Compensation, page 112

Summary Compensation Table, page 112

42.   We note that Mr. Rabel's annual cash bonus payable pursuant to the company's annual
        cash bonus program has been disclosed in the "Bonus" column rather than in the "Non-
        Equity Incentive Compensation" table pursuant to Item 402(n)(2)(vii) of Regulation S-K.
        In this regard we note your disclosure that these bonuses are "designed to incentivize"

your named executive officers and that the compensation committee determines annual performance criteria "designed to reward the achievement of specific financial and operational objectives." As such, it would appear that the bonus paid to Mr. Rabel represents plan-based non-equity incentive compensation. Please advise. In addressing this comment, also consider the disclosure requirements of Item 402(o)(5) of Regulation S-K. For additional guidance, please refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations available in our website.

Director Compensation, page 116

43.   Tabular disclosure of director compensation as contemplated by Item 402(r) of Regulation S-K is missing. Please include appropriate disclosure, or otherwise tell us why you are not required to do so.

Certain Relationships and Related Party Transactions, page 120

General

44.   Please reconcile these disclosures with the disclosures in your related party footnotes. For example, on page 120 you reference that "[d]uring 2012, [you] paid $8,254,000 for certain land previously owned by High Pointe, Inc., an entity controlled by Dale Francescon and Robert Francescon" and that in "2013, [you] paid $3,436,000 for additional land previously owned by High Pointe, Inc." These are just two examples, neither of which appears to be discussed in the related party footnotes to your financial statements.

Acquisitions from Entities Managed by Dale Francescon and Robert Francescon, page 120

45.   In the second paragraph we note disclosure about acquisition of lots in the State of Nevada. While you disclose throughout your prospectus that your business strategy is to enter into other markets in the Western U.S. such as the California market, to the extent that you intend to enter the Nevada market in the next 12 months, please revise the relevant sections of your registration statement to provide adequate disclosure about this market.

Distribution and Assignment of Membership Interests in a Related Party, page 121

46.   Please disclose whether Waterside at Highland Park, LLC is currently your wholly-owned subsidiary. In addition, please explain the reasons behind the initial distribution of your interest in this entity to Messrs. Dale and Robert Francescon, and discuss the impact, if any that such distribution may have had following the assignment back to you.

Management Fees paid to DARO . . ., page 121

47.   Please confirm that the management agreement with DARO Ventures LLC was terminated (refer to related disclosure on page F-33). Otherwise, please revise your disclosure to describe the material terms of this agreement.

Conflicts of Interest, page 123

48.   Please expand your disclosure in the penultimate paragraph to state whether the conflict of interest policies that you have adopted are in writing, and if not, how they are evidenced. In addition, please explain what would constitute "an interest" to better understand the types of transactions that are covered by such policies. Please identify the persons on the board of directors who are responsible for applying such policies and procedures. See Item 404(b) of Regulation S-K.

49.   Please revise to explain your statement that your company "is the exclusive vehicle for all homebuilding land acquisition and homebuilding activities of Dale Francescon and Robert Francescon."

Underwriting, page 142

50.   Given your prospectus cover page disclosure, it appears that certain selling stockholders would also participate in the firm underwritten offering. As such, please revise the first paragraph to state that you "and the selling stockholders" have entered into an underwriting agreement.

Lock-Up Agreements, page 143

51.   Please describe briefly the exceptions to your executive officers', directors' and certain of your stockholders' inability to dispose of their securities during the lock-up period.

December 31, 2012 Financial Statements

General

52.   Please provide segment disclosures, as applicable, as provided in FASB ASC 280-10-50.

53.   Please address comprehensive income pursuant to ASC 220-10-45.

Consolidated Statements of Operations, page F-4

54.   We note that during 2011 you recorded a loss on the sale of equipment and you present this loss in other expense below operating income. It appears to us that this loss

essentially represents an asset impairment and is required to be included in the determination of operating income. Please revise your financial statements accordingly.

55. Based on your conversion from a partnership to a corporation, it appears to us that you should provide pro forma income tax disclosures, pro forma net income disclosures and pro forma earnings per share disclosures for each period presented. At a minimum, you should provide these disclosures for the most recent year and current interim period. Please provide similar disclosures in your summary and selected financial data.

Consolidated Statements of Members' Capital, page F-5

56. Please tell us the facts and circumstances regarding the distributions of $750,000 and $1,865,000 during 2011 and 2012, respectively, including how the amount to the non-controlling interests was determined relative to the percentage of income attributed to the non-controlling interest.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, Real Estate Inventories and Cost of Sales, page F-10

57. You indicate that applicable costs incurred after development and construction is substantially complete are charged to selling, general and administrative expenses and other expenses as appropriate. Please clarify the specific nature of these costs and, other than interest, please tell us why you charge them to selling, general and administrative costs rather than cost of sales. Please also tell us the amounts charged to selling, general and administrative costs during each period presented.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, Warranties, page F-13

58. Please provide us additional information regarding the facts and circumstances that resulted in the significant fluctuation in changes in the estimated liability for warranties issued in prior years for each period presented.

Note 9 – Related-Party Transactions, page F-19
Note 6 – Related-Party Transactions, page F-32

59. It is not clear to us if or how your accounting treatment for land transactions with your significant shareholders comply with SAB Topic 5G.

60. Please clarify how you determined the value of the land purchased from related parties during each period presented, including the subsequent interim period. Please tell us their GAAP basis in the each transaction.

61.   We note your references to valuations obtained from third party firms. Please identify
        the third party firms by name and file their consent when you file your Form S-1 as
        required by Rule 436(b) of Regulation C.

62.   Please expand your disclosure to describe the facts and circumstances that resulted in
        your distribution of membership interests in Waterside at Highland Park, LLC to its
        members, as well as the related accounting treatment. In addition, please disclose the
        reason the members contributed their membership interests back to the company
        subsequent to year end and how you accounted for this transaction.

63.   We refer to the transaction with Regency at Ridgegate LLC whereby you exchanged your
        22% joint venture interest for 26 finished lots. To the extent that you and the related
        party are entities under common control, please tell us how you determined that gain
        recognition is appropriate.

64.   Please disclose what services are being provided for the management fees paid to the
        related party.

Note 12 – Subsequent Events, page F-22
Note 12 – Subsequent Events, page F-37

65.   With respect to the assets acquired and liabilities assumed of a homebuilder in Austin,
        TX, please disclose the consideration paid and the nature of the assets and liabilities
        acquired. Please also provide your determination as to whether the assets and liabilities
        you acquired are a business.

66.   Please identify the date through which subsequent events have been evaluated and
        whether the date is the date the financial statements were issued or available to be issued.
        Please refer to ASC 855-10-50.

June 30, 2013 Financial Statements

Unaudited Condensed Consolidated Statements of Operations, page F-24

67.   Please revise your registration statement to remove the dollar signs from your weighted
        average number of common shares outstanding in both your statements of operations and
        in Note 11 on page F-37.

Unaudited Consolidated Statements of Stockholders' Equity and Members' Capital,
page F-25

68.   Please more fully address the terms of the transaction whereby you converted from a
        limited liability corporation to a C-corporation, including how the exchange of shares of
        common stock for member's capital units was determined.

69.   Please disclose the terms of the private placement offering in 2013 and the related use of proceeds.

Note 10 – Stock Based Compensation, page F-36

70.   Please disclose your accounting policy with respect to stock-based compensation.

71.   Please disclose the fair value of the restricted stock on the grant date, as well as the methodology and assumptions you used for determining the fair value.

Alternate Page for Selling Stockholders Resale Prospectus – front cover

72.   You disclose that you cannot determine the price or prices at which the shares of common stock may be sold by the selling stockholders. In light of the disclosure obligations of Item 501(b)(3) of Regulation S-K, you must identify a price pursuant to which the selling stockholders may offer the shares until a market for your securities is developed. The registration statement cover page indicates that the approximate date of commencement of proposed sale to the public will be "[a]s soon as practicable after the effective date of th[e] Registration Statement." In this regard, we note that depending on when the underwriter prices the IPO, there may be a gap between the effectiveness of the IPO prospectus and the start of your stock's trading on the New York Stock Exchange, while sales under the Selling Stockholders Resale Prospectus may begin immediately following its effectiveness. Please provide us with your analysis demonstrating how you are complying with Item 501(b)(3). To the extent that all of the selling stockholders are subject to the lock up agreement, please indicate this fact in your analysis. We may have additional comments following the review of your response.

Alternate Sections for Selling Stockholders Resale Prospectus - 10

Plan of Distribution

73.   Please revise your disclosure in the second paragraph to indicate that the selling stockholders may also sell their shares at market prices when a market for your securities is developed.

Exhibit 23.1

74.   Please provide a currently dated auditors' consent when required.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Via E-mail
        Mark J. Kelson, Greenberg Traurig, LLP
        William Wong, Greenberg Traurig, LLP